FOR IMMEDIATE RELEASE:	August 15, 2011	PR 11-20

Atna Resources Reports Second Quarter Earnings of $1.1 Million

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) today reported unaudited interim financial results for the Company’s second quarter ended June 30, 2011. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the second quarter MD&A and Financials filed on SEDAR and EDGAR or it may be found on the Company’s website at www.atna.com.

Highlights for Second Quarter 2011 and Subsequent Period:

•	Atna generated positive earnings of $1.1 million or $0.01 per share, on revenues of $11.8 million; its first positive earnings from operations;
•
In August 2011, the Company signed an Asset Purchase and Sale Agreement with Pinson Mining Company ("PMC"), a subsidiary of Barrick Gold Corporation, to consolidate 100 percent control of the Pinson Mine. The transaction will give Atna control of a high grade gold resource on the prolific Getchell gold belt of northern Nevada;

•	Associated with the Pinson Agreement, the Company arranged a $20 million Credit Agreement with Sprott Resource Lending Partnership ("Sprott") to finance the Pinson acquisition;
•	Gold absorbed on carbon in July 2011 was 3,163 ounces, a new internal production record for the Briggs Mine in California;
•	Briggs produced $3.8 million in positive operating cash flow and $2.7 million of net operating profit;
•	Drilling at North Main Briggs and Deep Briggs continued to encounter significant gold mineralization and resulted in the expansion of both zones;
•	Expansion projects increasing leach pad and gold plant capacity were completed on budget in June and have increased daily gold production during July and August;
•	The Company sold its interest in the Atlanta property in Nevada for $0.7 million in cash and stock and retained a three percent net smelter return (“NSR”) royalty interest; and
•	The Company optioned out three Canadian properties for total potential future payments of $1.6 million plus various NSR royalty positions ranging from 0.5 to 1.3 percent.

Additional Highlights for Six Months Ended June 30, 2011:

•	Atna generated positive earnings of $1.0 million or $0.01 per share on a consolidated basis;
•	Briggs produced $6.1 million in positive operating cash flow and $4.4 million of net operating profit;
•	Total debt was reduced by $4.4 million with payments on the Gold Bond, equipment notes, capital leases and repayment of all outstanding debentures that were either converted to equity or repaid.

Second Quarter Financial Results:

For the three months ended June 30, 2011, Atna recorded net income of $1.1 million, or basic income per share of $0.01, on revenues of $11.8 million. This compares to a net loss of $2.8 million, or a basic loss per share of $0.03, on revenues of $6.7 million for the three months ended June 30, 2010. For the three months ended June 30, 2011, cash and cash equivalents were $4.6 million, a decrease of $1.7 million from March 31, 2011. Please see the following summarized table of financial data for more information on the financial balances and results.

Management Changes:

Mr. David Suleski has resigned as Vice President and Chief Financial Officer of the Company effective August 15, 2011.  The Company thanks Mr. Suleski for his years of service and wishes him well in his future career. Mr. Robert Fye, Controller of the Company, will assume the duties of acting CFO.

Conference Call:

Management will host a conference call on Tuesday, August 16, 2011, at 11:00 a.m. Eastern time, to discuss these results and general corporate and project activities. Participants in the U.S. and Canada dial (877) 559-1977; International callers dial (660) 422-4979. Please reference conference ID #91432756

A replay of the second quarter call will be available through midnight Eastern on, August 18th, 2011, by dialing (800) 642-1687 or (706) 645-9291, reference conference ID # 91432756

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2010 Form 20-F dated March 23, 2011.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES
SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION
(US dollars, IFRS basis)
(Unaudited)

	June 30,	December 31,
BALANCE SHEETS	2011	2010

ASSETS
Current assets	$19,845,800	$22,433,600
Non-current assets	65,503,600	60,772,500

Total assets	85,349,400	83,206,100

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	13,414,900	12,261,300
Notes payable - long term	2,004,000	2,406,600
Gold bonds, net of discount	5,164,000	6,781,000
Other non-current liabilities	5,470,500	4,620,600
Shareholders' equity	59,296,000	57,136,600

Total liabilities and shareholders’ equity	$85,349,400	$83,206,100

	Three Months Ended		Six Months Ended
	June 30,		June 30,
STATEMENTS OF OPERATIONS	2011	2010	2011	2010

Revenues	$11,753,400	$6,655,000	$20,963,100	$12,741,700
Cost of sales	8,842,100	6,138,700	16,279,000	11,992,400
Depreciation	32,600	30,000	65,200	56,100
General and administrative	1,078,900	825,300	2,060,900	1,863,200
Exploration	219,100	231,000	290,900	573,900
Other expense, net	435,500	2,181,500	1,270,100	2,597,100

Net income (loss)	1,145,200	(2,751,500)	997,000	(4,341,000)

Comprehensive income (loss)	1,089,400	(2,775,000)	984,000	(4,582,000)

Basic and diluted income (loss) per share	$0.01	$(0.03)	$0.01	$(0.05)

Basic weighted-average shares outstanding	101,002,468	83,307,478	100,240,037	83,308,172

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$6,216,300	$8,847,500	$9,593,200	$13,060,300
Net cash provided by (used in) operating activities	1,983,400	(1,691,500)	2,620,000	(3,770,700)
Net cash used in investing activities	(2,477,900)	(309,400)	(4,194,800)	(1,124,200)
Net cash used in financing activities	(1,161,900)	(1,377,800)	(3,461,700)	(2,711,500)
Effect of exchange rate changes on cash	(4,900)	(8,200)	(1,700)	6,700

Cash and cash equivalents, end of the period	$4,555,000	$5,460,600	$4,555,000	$5,460,600